Exhibit 21

           List of Subsidiaries of Medina International Holdings, Inc.


Medina Marine, Inc. incorporated in the State of California in May 2006. Harbor Guard Boats, Inc. incorporated in the State of California on January 7, 2009, previously known as Modena Sports Designs, LLC.